UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G


UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

DEERFIELD CAPITAL CORP.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

244331302
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 Name of Reporting Person
Joseph A. Jolson

IRS Identification No. of Above Person


2 Check the Appropriate Box if a member of a Group
(a)  |_|
(b)  |_|

3 SEC USE ONLY

4 Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 Sole Voting Power
692,196

6 Shared Voting Power
0

7 Sole Dispositive Power
692,196

8 Shared Dispositive Power
0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
692,196

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares |_|

11 Percent of Class Represented by Amount in Row 9
6.3%

12 Type of Reporting Person
IN


Item 1(a). Name of Issuer:
            Deerfield Capital Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:
6250 North River Road, 9th Floor
Rosemont, Illinois 60018

Item 2(a). Names of Person Filing:
Joseph A. Jolson

Item 2(b). Address of Principal Business Office or, if none, Residence:
600 Montgomery Street, Suite 2000
San Francisco, CA  94111

Item 2(c). Citizenship:
            United States of America

Item 2(d). Title of Class of Securities:
            Common Stock, $0.001 par value.

Item 2(e). CUSIP Number:
            244331302

Item 3. Type of Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:

	Not applicable.

Item 4. Ownership.
(a) Amount beneficially owned:
	692,196

(b) Percent of class:
	6.3%

(c) Number of shares as to which such person has:

	(i) Sole power to vote or direct the vote:
  	    692,196

	(ii) Shared power to vote or to direct the vote:
  	    0

	(iii) Sole power to dispose or direct the disposition of:
  	    692,196

	(iv) Shared power to dispose or to direct the disposition of:
  	     0

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that he may be deemed a "beneficial owner" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and expressly disclaims beneficial ownership of 100,000 shares held by the Jolson Family Foundation.


The calculation of percentage of beneficial ownership in item 11 of page 2 was derived from the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010 in which the Issuer stated that the number of shares of its common stock outstanding at November 12, 2010 was 11,000,812 shares.

Item 5. Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security
Being Reported on by the Parent Holding Company.
            Not applicable.

Item 8. Identification and Classification of Members of the Group.
            Not applicable.

Item 9. Notice of Dissolution of Group.
            Not applicable.

Item 10. Certification.
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.














Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2011




By:  /s/ Joseph A. Jolson

Joseph A. Jolson, Individually